

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Timothy Babich
Chief Executive Officer
Golden Arrow Merger Corp.
10 E. 53rd Street, 13th Floor
New York, NY 10022

>   **Re: Golden Arrow Merger Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed June 5, 2024**
>   **File No. 333-276849**

Dear Timothy Babich:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 30, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed June 5, 2024

The Background of the Business Combination, page 100

1.   We note your response to comment 5 and reissue the comment. We note your disclosure on page 103 that "[o]n July 26, 2023, GAMC and Bolt Threads entered into a confidentiality agreement after which Bolt Threads shared a data room with additional information, including a corporate presentation, financial documents and certain draft projected financial information". We also note that the "draft projected financial information provided included Bolt Threads' estimates for addressable market by market segmentation, customer sales pipeline information, potential material costs based on production volume, and potential income statements dependent on achievement of revenue goals." Please revise to disclose the draft projected financial information, including Bolt Threads' estimates for addressable market by market segmentation, customer sales pipeline information, potential material costs based on production volume,

and potential income statements dependent on achievement of revenue goals. Please also revise your disclosure here or on page 154 to disclose Bolt Threads' forecasted sales in 2024, 2025 and 2026.

2.   We note your response to comment 6 and reissue the comment. Please revise to quantitatively explain how GAMC management calculated a valuation of $250 million for Bolt Threads.

Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business Combination, page 129

3.   We note your response to comment 8 and reissue the comment in part. Please revise to state that the disclosure in this section, including with regard to each material U.S. tax consequence discussed, represents the opinion of counsel. We note your disclosure on page 130 that "GAMC did not obtain a tax opinion regarding the U.S. federal income tax consequences of the Business Combination, including the conversion of GAMC Class A Common Stock."

Key Factors Affecting Our Results and Performance, page 176

4.   We note that your revised disclosure on page 176 reinstates your previous statement that you decided to "shift your strategic focus away from Mylo" in early 2023. However, you continue to disclose on page 161 that you made a decision to "discontinue Mylo's commercial development to focus on b-silk." Please revise to clarify the current stage of development and commercialization of Mylo and reconcile your disclosures accordingly.

 Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and Services

cc: Jason Simon, Esq.